FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  29 July 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Section 198 - Capital Group sent to the London Stock Exchange on 29 July 2003


                                    SCHEDULE 10

                     NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

mmO2 plc


2. Name of shareholder having a major interest

The Capital Group Companies Inc.


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital International Limited:


Registered Name                          Number of Shares

State Street Nominees Limited               3,175,750
Canary Wharf
27th Floor, 1 Canada Square
London  E14 5AF

Bank of New York Nominees                  87,200,038
Bank of New York
3 Birchin Lane
London
EC3V 9BY

Chase Nominees Ltd                         28,420,603
Woolgate House
Coleman Street
London  EC2P 2HD

Midland Bank plc                            2,112,400
5 Laurence Hill
Poutney Hill
London  EC4R OE

Bankers Trust                              36,816,342
59 1/2 Southmark Street
2nd Floor
London  SE1 OHH

Barclays Bank                               1,445,500
Barclays Global Securities Services
8 Angel Court
London  EC2R 7HT

Citibank London                               800,000
11 Old Jewry
London  EC2R 8D8
Morgan Guaranty                             4,036,900
83 Pall Mall
London  SW1Y 5ES

Nortrust Nominees                          30,474,367
155 Bishopsgate
London  EC2M 3XS

State Street Bank & Trust Co                3,257,100

Deutsche Bank AG                           11,828,661
23 Great Winchester Street
London  EC2P 2AX

HSBC Bank plc                              11,536,849
Securities Services
Mariner House
Pepys Street
London  EC3N 4DA

Mellon Bank NA                              4,555,532
London Branch
London

Northern Trust AVFC                         2,547,414
South Africa

KAS UK                                        323,100
Kass Associate
PO Box 178
1000 AD Amsterdam

Mellon Nominees (UK) Ltd                    1,032,300
150 Buchanan Street
Glasgow G1 2DY

Bank One London                             1,946,000

Clydesdale Bank plc                           262,000

Northern Trust                             16,209,981
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Capital International S.A.:

Chase Nominees Limited                       7,733,477
Woolgate House
Coleman Street
London  EC2P 2HD

Midland Bank plc                                91,700
5 Laurence
Poutney Hill
EC4R OE

Royal Bank of Scotland                         646,100
Regents House
42 Islington High Street
London  N1 8XL

Lloyds Bank                                    316,300
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London

State Street Bank & Trust Co.                  402,400

Citibank NA                                    307,400
Toronto

Capital International, Inc.:

State Street Nominees Limited                24,544,213
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                     5,324,965
Bank of New York
3 Birchin Lane
London EC3V 9BY

Chase Nominees Limited                       32,568,824
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees                             2,625,100
155 Bishopsgate
London EC2M 9XS

State Street Bank & Trust Co.                 1,816,294

Citibank NA                                   3,636,500
Toronto

Chase Manhattan Nominee Ltd                     212,900
Australia

HSBC Bank plc                                   267,500
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Midland Bank plc                                352,900
5 Laurence
Poutney Hill
London EC4R 0E

Citibank London                                 607,500
11 Old Jewry
London EC2R 8DB

Deutsche Bank Mannheim                           94,900

Deutsche Bank AG                                153,600
23 Great Winchester Street
London EC2P 2AX

Bankers Trust                                    81,600
59 1/2 Southmark Street
2nd Floor
London SE1 0HH

Capital Research and Management Company:

State Street Nominees Limited                 23,542,700
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited                       311,166,300
Woolgate House
Coleman Street
London
EC2P 2HD

Capital Guardian Trust Company

State Street Nominees Limited                  21,128,600
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited                         62,398,100
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                               19,018,700
5 Laurence
Poutney Hill
London EC4R 0E

Nortrust Nominees                              21,537,600
155 Bishopsgate
London EC2M 3XS

Mellon Nominees (UK) Limited                    2,151,200
150 Buchanan Street
Glasgow G1 2DY

ROY Nominees Limited                               89,000
71N Queen Victoria Street
London EC4V 4DE

State Street Bank & Trust Co                      168,200

MSS Nominees Limited                              205,200
Midland Bank plc
Mariner House
Pepys Street
London EC3N 4DA

Royal Bank of Scotland                            201,100
Regents House
42 Islington High Street
London N1 8XL

Citibank London                                 2,073,200
11 Old Jewry
London EC2R 8DS

Bankers Trust                                   6,181,500
59 1/2 Southmark Street
2nd Floor
London SE1 0HH

BT Globenet Nominees Limited                    1,492,800
1 Appold Street
Broadgate
London EC2A 2HE

Bank of New York Nominees                       3,361,200
Bank of New York
3 Birchin Lane
London EC3V 9BY

Barclays Bank                                   2,858,900
Barclays Global Securities Services
8 Angle Court
London EC2R 7HT

HSBC Bank plc                                      27,700
Securities Services
Mariner House
Pepys Street
London EC3N 3DA

5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

43,656,600


8. Percentage of issued class

0.503%


9. Class of security

Ordinary shares of 0.1p each


10. Date of transaction

25 July 2003 - Date of Section 198 Notification


11. Date company informed

29 July 2003


12. Total holding following this notification

807,366,510


13. Total percentage holding of issued class following this notification

9.312%


14. Any additional information

Notification in respect of section 198 Companies Act 1985


15. Name of contact and telephone number for queries

Paul Moore - 01753 628293


16. Name and signature of authorised company official responsible for making this notification

Paul Moore


Date of notification

29 July 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 29 July 2003                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary